Exhibit 99.1

Enzymotec Ltd. Reports Fourth Quarter and Full Year 2015 Results

Fourth Quarter Non-GAAP Net Income* of $0.07 per Diluted Share Inclusive of $0.05 for
Accelerated Growth Initiative Spend

VAYA Pharma Generates Record Net Revenues of $2.3 Million in the Quarter and $8.5 Million in
the Full Year

MIGDAL HA'EMEQ, Israel, February 17, 2016 – Enzymotec Ltd. (NASDAQ: ENZY), a developer, manufacturer and marketer of innovative bio-active lipid ingredients and medical foods, today reported financial results for the fourth quarter and full year ended December 31, 2015.

Fourth Quarter Financial Highlights

•	Fourth quarter net revenues (equity method) increased 23.1% to $13.3 million, compared to the fourth quarter of 2014.

•	Fourth quarter net revenues (proportionate consolidation method) increased 18.0% to $16.8 million, compared to the fourth quarter of 2014.

•	Fourth quarter selling and marketing expenses increased 106.3% and 37.9% to $3.7 million, compared to the fourth quarter of 2014 and the third quarter of 2015, respectively.

•	Fourth quarter adjusted EBITDA increased 19.2% to $2.4 million*, compared to the fourth quarter of 2014.

•	Fourth quarter GAAP net income increased 0.4% to $1.1 million, or $0.05 per diluted share, compared to the fourth quarter of 2014.

•	Fourth quarter non-GAAP net income increased 7.0% to $1.6 million, or $0.07 per diluted share*, compared to the fourth quarter of 2014.

•
Continued to enhance the VAYA Pharma sales force, sales infrastructure and research and development to allow for continued growth and expansion of the business. This accelerated build-up cost, compared to the third quarter of 2015, amounted to $1.1 million or $0.05 per diluted share in the fourth quarter.

•	Fourth quarter cash flows from operating activities amounted to $1.4 million.

* A reconciliation of non-GAAP financial measures to GAAP financial measures is set forth below.

Recent Business Highlights:

Nutrition Segment:

•	The Company’s joint venture agreement with AAK was automatically extended to December 31, 2019 pursuant to its terms.

•
The International Chamber of Commerce tribunal ("ICC") rejected, in their entirety, AAK's requests for declaratory relief in connection with alleged breaches by the Company of the joint venture agreement's non-disclosure obligations. Additionally, the ICC found, consistent with the Company’s position, that the joint venture agreement may be terminated only through a buy-sell procedure.

•	The nutrition division strengthened its market presence in Europe (Germany) and South East Asia (Singapore) with the recruitment of regional sales managers.

•	Enzymotec's proprietary line of PS products reached record sales in the fourth quarter as its Sharp-PS ingredient was incorporated in sport nutrition applications.

•	Granted Mexican Patent for InFat® uses related to promoting intestinal health.

•	InCog™, an innovative lipid composition for cognitive functioning, approved as a novel food in Europe. The approval is also relevant for Vayacog®.

•	Published results from a pre-clinical study on the toxicity of fish source PS in rats in the peer-reviewed journal "Food and Chemical Toxicology." The study results support the safety of InCog™.

•
A recent study utilizing a gastric model found that Enzymotec’s K•REAL® brand of krill oil presents a superior profile with regard to stability, safety and efficacy in contrast to the other tested commercial brands of krill oil.

•	Expanded the Company’s manufacturing facility in Israel that will result in an approximately 50% increase in production capacity.

VAYA Pharma Segment

•	Generated record VAYA Pharma sales in the fourth quarter and in the full year.

•
VAYA Pharma sales-out in the U.S., which includes IMS data and the Company’s on-line sales channels, increased 46% in the fourth quarter of 2015, compared to the fourth quarter of 2014 and increased 15%, compared to the third quarter of 2015.

•	VAYA Pharma's sales force, infrastructure and related marketing activities in the U.S. and in Singapore continued to expand. VAYA now has 45 sales representatives in 23 states in the U.S.

•	Increased traffic to VAYA Pharma's online pharmacy which results in higher refill rates and patient compliance than retail pharmacies.

•
VAYA Pharma completed retrospective analyses showing positive effects of Vayarin® for the management of ADHD in epileptic patients and for emotional dysregulation and sleep disturbances in ADHD patients.

•	Granted a U.S. Patent for Vayacog® use in pre-Alzheimer's disease and pre-dementia syndrome.

“Enzymotec enters 2016 strategically and financially well-positioned to execute on its key initiatives to advance up the value chain. The Company’s industry leading lipids technology paired with its fully integrated and comprehensive platform remain the fundamental drivers of our success. The market is ripe for the value proposition that we can offer customers. Our strong financial standing with $76.4 million in cash, deposits and marketable securities on the balance sheet and strong cash flow generation allows us flexibility to continue to make investments across all of our businesses, especially in research and development and the commercial expansion of VAYA Pharma,” stated Dr. Ariel Katz, Enzymotec’s President and Chief Executive Officer.

“VAYA Pharma reported another record quarter with $2.3 million in revenue. We are encouraged by the strength we continue to see in the business and the growing demand for our product offering by both healthcare providers and their patients.   We believe that these are positive signals for our commercial growth strategy and serve as a justification for the additional $1.1 million in operating expenses we incurred during the fourth quarter, compared to the third quarter, with the majority of that dedicated to our selling and marketing initiatives,” Dr. Katz continued.

“Our investment in research and development serves as the crux of our ability to move up the value chain, while also being able to maintain a strong margin profile and reasonable cost structure. We are developing new innovations that we believe will serve the needs of our infant nutrition customers as they navigate the newly emerged ecommerce platforms in China, as well as in the rest of the Far East, where we see tremendous opportunity. We are also looking forward to building additional value in Advanced Lipids with the arbitration now behind us. Our guidance for 2016 reflects our investment in innovation and the ultimate value proposition we can offer to our customers that we believe will support the longer term growth profile of the Company,” concluded Dr. Katz.

Fourth Quarter 2015 Results

For the fourth quarter of 2015, based on the proportionate consolidation method, net revenues increased 18.0% to $16.8 million, from $14.2 million for the fourth quarter of 2014. Based on the equity method of accounting, net revenues increased 23.1% to $13.3 million, from $10.8 million for the fourth quarter last year. The increase was primarily attributable to an increase of $1.2 million in InFat sales (proportionate consolidation method), an increase of $0.9 million in sales of VAYA Pharma products and an increase of $0.8 million in sales of PS products, all partially offset by a decrease of $0.3 million of krill oil sales.

Gross margin (equity method) for the fourth quarter of 2015 increased 299 basis points to 61.4%, from 58.5% for the fourth quarter of 2014 primarily due to a change in product mix.

Research and development expenses for the fourth quarter of 2015 increased 21.3% to $1.8 million, from $1.5 million for the fourth quarter of 2014, primarily as a result of an increase of $0.2 million related to expenses in respect of VAYA Pharma clinical trials.

Selling and marketing expenses for the fourth quarter of 2015 increased 106.3% to $3.7 million, from $1.8 million for the fourth quarter of 2014, primarily as a result of an increase of $1.5 million related to an expansion in VAYA Pharma's sales force, infrastructure and related marketing activities in the U.S. and in Singapore.

General and administrative expenses for the fourth quarter of 2015 decreased 21.4% to $1.6 million, from $2.0 million for the fourth quarter of 2014, primarily due to a decrease of $0.4 million in legal expenses and a decrease of $0.2 million in allowance for doubtful accounts, partially offset by an increase in headcount and share-based compensation expenses of $0.2 million.

Net income for the fourth quarter of 2015 amounted to $1.1 million, or $0.05 per diluted share, similar to the fourth quarter last year.

Non-GAAP net income increased to $1.6 million, or $0.07 per diluted share, from $1.5 million, or $0.06 per diluted share for the fourth quarter of 2014. A reconciliation of non-GAAP net income to GAAP net income is set forth below.

Adjusted EBITDA for the fourth quarter of 2015 increased 19.2% to $2.4 million, from $2.0 million for the fourth quarter of 2014. A reconciliation of adjusted EBITDA to GAAP net income is set forth below.

Below is segment information for the three months ended December 31, 2015 and 2014 (unaudited):

	Three Months Ended December 31, 2015
	Nutrition Segment	VAYA Pharma Segment	Total Segment Results of Operations	Elimination(1)	Consolidated Results of Operations
	U.S. dollars in thousands

Net revenues	$14,453	$2,297	$16,750	$(3,481)	$13,269
Cost of revenues(2)	7,974	380	8,354	(3,262)	5,092
Gross profit(2)	6,479	1,917	8,396	(219)	8,177
Operating expenses(2)	3,166	3,461	6,627		6,627
Depreciation and amortization	589	58	647
Adjusted EBITDA(3)	$3,902	$(1,486)	$2,416

	Three Months Ended December 31, 2014
	Nutrition Segment	VAYA Pharma Segment	Total Segment Results of Operations	Elimination(1)	Consolidated Results of Operations
	U.S. dollars in thousands

Net revenues	$12,833	$1,360	$14,193	$(3,410)	$10,783
Cost of revenues(2)	7,389	351	7,740	(3,286)	4,454
Gross profit(2)	5,444	1,009	6,453	(124)	6,329
Operating expenses(2)	3,209	1,745	4,954	(3)	4,951
Depreciation and amortization	483	44	527
Adjusted EBITDA(3)	$2,718	$(692)	$2,026
____________________
(1)	Represents the change from proportionate consolidation to the equity method of accounting.
(2)	Includes depreciation and amortization, but excludes share-based compensation expense.
(3)	Adjusted EBITDA is a non-GAAP financial measure. For a definition and a reconciliation of adjusted EBITDA to our GAAP net income, see “Non-GAAP Financial Measures” below.

Twelve Month Results

For the year ended December 31, 2015, based on the proportionate consolidation method, net revenues increased 1.9% to $62.6 million from $61.5 million for the year ended December 31, 2014. For the year ended December 31, 2015, based on the equity method of accounting, net revenues increased 7.0% to $50.4 million from $47.1 million for the year ended December 31, 2014. The increase in net revenues based on the proportionate consolidation method was primarily due to an increase of $2.8 million of VAYA Pharma products and increased sales of PS products of $1.3 million, partially offset by a decrease of $1.5 million of InFat sales (proportionate consolidation method) and a decrease of $1.5 million in krill oil sales.

For the year ended December 31, 2015, gross margin (equity method) decreased 8 basis points to 61.0% from 61.1% for the year ended December 31, 2014.

For the year ended December 31, 2015, research and development expenses increased 2.7% to $6.1 million, from $6.0 million for the year ended December 31, 2014, primarily as a result of an increase of $0.6 million related to expenses in respect of VAYA Pharma clinical trials, partially offset by a decrease of $0.4 million in regulation activities.

For the year ended December 31, 2015, selling and marketing expenses increased 42.2% to $11.4 million, from $8.0 million for the year ended December 31, 2014, primarily as a result of an increase of $3.0 million related to expanding VAYA Pharma's sales force and infrastructure and related marketing activities in the U.S. and in Singapore and an increase $0.4 million in selling and marketing activities of the Nutrition segment.

For the year ended December 31, 2015, general and administrative expenses decreased 6.2% to $7.0 million, from $7.5 million for the year ended December 31, 2014, primarily due to a decrease of $0.5 million in legal expenses, a decrease of $0.2 million in public company related expenses (mainly due to the secondary offering in the first quarter of 2014) and a decrease of $0.2 million in allowance for doubtful accounts, partially offset by an increase in headcount and share-based compensation expenses of $0.4 million.

For the year ended December 31, 2015, net income decreased 14.7% to $6.7 million, or $0.29 per diluted share, from $7.8 million (or $0.34 per diluted share) for the year ended December 31, 2014.

For the year ended December 31, 2015, non-GAAP net income decreased 8.4% to $8.3 million, or $0.36 per diluted share, from $9.1 million, or $0.39 per diluted share for the year ended December 31, 2014. A reconciliation of non-GAAP net income to GAAP net income is set forth below.

For the year ended December 31, 2015, adjusted EBITDA decreased 6.2% to $10.7 million, from $11.4 million for the year ended December 31, 2014. A reconciliation of adjusted EBITDA to GAAP net income is set forth below.

For the year ended December 31, 2015, cash flow from operating activities increased by $9.2 million to $11.2 million, from $2.0 million for the year ended December 31, 2014.

Set forth below is segment information for the year ended December 31, 2015 and 2014 (unaudited):

	Year Ended December 31, 2015
	Nutrition Segment	VAYA Pharma Segment	Total Segment Results of Operations	Elimination(1)	Consolidated Results of Operations
	U.S. dollars in thousands

Net revenues	$54,163	$8,471	$62,634	$(12,243)	$50,391
Cost of revenues(2)	29,686	1,506	31,192	(11,665)	19,527
Gross profit(2)	24,477	6,965	31,442	(578)	30,864
Operating expenses(2)	12,704	10,356	23,060	(3)	23,057
Depreciation and amortization	2,127	200	2,327
Adjusted EBITDA(4)	$13,900	$(3,191)	$10,709

	Year Ended December 31, 2014
	Nutrition Segment	VAYA Pharma Segment	Total Segment Results of Operations	Elimination(1)	Consolidated Results of Operations
	U.S. dollars in thousands

Net revenues	$55,815	$5,641	$61,456	$(14,353)	$47,103
Cost of revenues(2)	30,605	1,435	32,040	(13,775)	18,265
Gross profit(2)	25,210	4,206	29,416	(578)	28,838
Operating expenses(3)	13,347	6,957	20,304	(3)	20,301
Depreciation and amortization	2,112	196	2,308
Adjusted EBITDA(4)	$13,975	$(2,555)	$11,420
____________________
(1)	Represents the change from proportionate consolidation to the equity method of accounting.
(2)	Includes depreciation and amortization, but excludes share-based compensation expense.
(3)	Includes depreciation and amortization, but excludes share-based compensation expense and secondary offering related expenses.
(4)	Adjusted EBITDA is a non-GAAP financial measure. For a definition and a reconciliation of adjusted EBITDA to our net income, see “Non-GAAP Financial Measures” below.

Joint Venture Accounting

Under U.S. GAAP, the Company is required to account for the results of operation of Advanced Lipids AB (Advanced Lipids), the Company's 50%-owned joint venture, using the equity method of accounting, meaning that the Company recognizes its share in the net results of Advanced Lipids as a share of profits of an equity investee. Accordingly, the revenues recognized from the arrangement are the amounts the Company charges to its joint venture partner, or the Company's direct costs of production plus its share of the joint venture's profits. For the three-month periods ended December 31, 2015 and 2014, sales of the Company through this joint collaboration amounted to $3.8 million and $2.7 million, respectively. For the year ended December 31, 2015 and 2014, sales of the Company through this joint collaboration amounted to $14.0 million and $13.3 million, respectively.

To provide investors with a better understanding of the Company's performance and for purposes of segment reporting under U.S. GAAP, which requires presentation on the same basis provided to and utilized by management to analyse the relevant segment's results of operations, the Company accounts for the results of operations of Advanced Lipids using the proportionate consolidation method. The financial information included in the tables above under the heading "Nutrition segment" includes, inter alia, the results of operations of Advanced Lipids, using the proportionate consolidation method. Under the proportionate consolidation method, the Company recognizes its proportionate share of the gross revenues of Advanced Lipids and records its proportionate share of the joint venture's costs of production in its statement of operations.

Balance Sheet and Liquidity Data

As of December 31, 2015, we had $76.4 million in cash and cash equivalents, short-term bank deposits and short-term and long-term marketable securities, $28.2 million in other working capital items and no debt.

Other Information

On September 5, 2014 and September 30, 2014, two stockholders filed class action complaints in the United States District Court for the District of New Jersey purportedly on behalf of all persons who acquired the Company's ordinary shares in its IPO or between September 27, 2013 and August 4, 2014.  The lawsuits assert claims under the United States federal securities laws by claiming that the Company made false and misleading statements concerning its infant formula business in China and krill oil business. The Company, its directors and certain of its officers are named as defendants.  On February 11, 2015, the Court consolidated the cases as In re Enzymotec Ltd. Securities Litigation, Master File No. 14-CV-05556 and appointed a lead plaintiff. Lead plaintiff filed an amended complaint on May 18, 2015 asserting essentially the same claims as the claims asserted in the initial class action complaints. Defendants moved to dismiss the amended complaint which the Court granted in part and denied in part.  The Court dismissed the claims related to the Company’s krill oil business but did not dismiss the claims related to the infant formula business in China. The Defendants’ response to the amended complaint is due on February 19, 2016. The Company believes that the lawsuit is without merit and intends to defend itself vigorously.

Outlook for 2016
For the full fiscal year 2016, the Company provides the following guidance ranges:

•	Net revenues, based on the equity method of accounting, of between $68 million and $78 million

•	Net revenues, based on the proportionate consolidation method, of between $56 million and $64 million

•	Non-GAAP net income of between $6 million and $7 million

•	Non-GAAP diluted earnings per share (EPS) of between $0.25 and $0.30

2016 projected non-GAAP net income and diluted EPS include an operating loss of approximately $7 million (or $0.30 per share) in the VAYA Pharma segment, as the Company intends to invest further in expanding VAYA Pharma's operations, infrastructure and marketing activities as well as conduct clinical trials to reinforce the science and develop additional indications for VAYA Pharma’s products. The Company believes that achievements in VAYA Pharma in 2015 that contributed to the 50% growth in VAYA Pharma's revenues justify these additional investments which the Company believes will continue to increase VAYA Pharma’s revenues in 2016 and beyond. The guidance also reflects the expectation that Nutrition segment revenues and operating profit will continue to increase in 2016. Additionally, net revenues, non-GAAP net income and non-GAAP diluted EPS are expected to expand on a sequential basis throughout the year.

Non-GAAP net income represents net income excluding (i) share-based compensation expense and (ii) other unusual income or expenses. Non-GAAP diluted EPS is diluted EPS based on Non-GAAP net income.

Conference Call Details

Enzymotec will host a conference call today, February 17, 2016, at 8:30 a.m. ET to discuss the financial results for the fourth quarter and full year 2015. Listeners in North America may dial +1-877-359-9508 and international listeners may dial +1-224-357-2393 along with confirmation code 42574817 to access the live call. The call will also be broadcast live over the Internet, hosted in the Investors section of Enzymotec's website at http://edge.media-server.com/m/p/8pq5hbsy and will be archived online within one hour of its completion through February 24, 2016.

Forward Looking Statements

This release contains forward-looking statements, which express the current beliefs and expectations of Company management. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include the following risks: a high proportion of the sales of the InFat product is sold to end users in China and to a single company; growth in the Chinese economy has moderated and this slowdown and related volatility could adversely impact demand in China for our products; the demand for products based on Omega-3 and in particular, premium products, such as krill oil, has declined and may continue to decline following a significant increase in manufacturing capacity by manufacturers of these products, resulting in intense competition and price pressure; our offering of products as "medical foods" in the United States may be challenged by regulatory authorities; we rely on our Swedish joint venture partner to manufacture InFat and certain matters related to the joint venture are the subject of disagreement in an arbitration proceeding; we are subject to a degree of customer concentration and our customers do not enter into long-term purchase commitments with us; we depend on third parties to obtain raw materials, in particular krill, necessary for the production of our products; we are dependent on a single facility that houses the majority of our operations; we may have to pay royalties with respect to sales of our krill oil products in the United States or Australia and any infringement of intellectual property of others could also require us to pay royalties; potential future acquisitions of companies or technologies may distract our management, may disrupt our business and may not yield the returns expected; we anticipate that the markets in which we participate will become more competitive and we may be unable to compete effectively; we may not be able to successfully expand our production or processing capabilities; our ability to obtain krill may be affected by conservation regulation or initiatives; our product development cycle is lengthy and uncertain, and our development or commercialization efforts for our products may be unsuccessful; and other factors discussed under the heading "Risk Factors" in the Company's Form 20-F filed with the Securities and Exchange Commission on March 2, 2015. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

About Enzymotec Ltd.

Enzymotec is a leading global supplier of specialty lipid-based products and solutions. The Company develops, manufactures and markets innovative bio-active lipid ingredients, as well as final products, based on sophisticated processes and technologies.

Non-GAAP Financial Measures

Adjusted EBITDA and non-GAAP net income are metrics used by management to measure operating performance.  Adjusted EBITDA represents net income excluding (i) financial expenses, net, (ii) taxes on income, (ii) depreciation and amortization, (iv) share-based compensation expense, and (v) other unusual income or expenses, and after giving effect to the change from the equity method of accounting for our joint venture to the proportionate consolidation method.  Non-GAAP net income represents net income, excluding (i) share-based compensation expense, and (ii) other unusual income or expenses.

The Company presents adjusted EBITDA as a supplemental performance measure because it believes it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures (affecting interest expenses, net), changes in foreign exchange rates that impact financial asset and liabilities denominated in currencies other than our functional currency (affecting financial expenses, net), tax positions (such as the impact on periods or companies of changes in effective tax rates) and the age and book depreciation of fixed assets (affecting relative depreciation expense).  In addition, both adjusted EBITDA and non-GAAP net income exclude the non-cash impact of share-based compensation and a number of unusual items that the Company does not believe reflect the underlying performance of our business.  Because adjusted EBITDA and Non-GAAP net income facilitate internal comparisons of operating performance on a more consistent basis, the Company also uses adjusted EBITDA and non-GAAP net income in measuring our performance relative to that of our competitors.  Adjusted EBITDA and non-GAAP net income are not measures of our financial performance under GAAP and should not be considered as alternatives to net income, operating income or any other performance measures derived in accordance with GAAP or as alternatives to cash flow from operating activities as measures of the Company's profitability or liquidity.

Adjusted EBITDA and non-GAAP net income have limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of the Company's results as reported under U.S. GAAP as the excluded items may have significant effects on the Company's operating results and financial condition. When evaluating the Company's performance, you should consider adjusted EBITDA alongside other financial performance measures, including cash flow metrics, operating income, net income, and the Company's other U.S. GAAP results.

The following table presents a reconciliation of adjusted EBITDA to net income for each of the periods indicated (unaudited):

	Three Months Ended December 31,		Year Ended December 31,
	2015	2014	2015	2014
	U.S. dollars in thousands
Reconciliation of adjusted EBITDA to net income:
Adjusted EBITDA	$2,416	$2,026	$10,709	$11,420
Accounting for joint venture	(219)	(121)	(575)	(575)
Depreciation and amortization	(647)	(527)	(2,327)	(2,308)
Secondary offering related expenses	-		-	(393)
Share-based compensation expenses	(415)	(318)	(1,633)	(852)
Operating income	1,135	1,060	6,174	7,292
Financial expenses (income) - net	48	51	(471)	(499)
Income before taxes on income	1,087	1,111	6,645	7,791
Taxes on income	(122)	(74)	(407)	(406)
Share in profits of equity investee	170	93	445	453
GAAP net income	$1,135	$1,130	$6,683	$7,838

	Three Months Ended December 31,		Year Ended December 31,
	2015	2014	2015	2014
	U.S. dollars in thousands
Reconciliation of Non-GAAP net income to GAAP net income:
Non-GAAP net income	$1,550	$1,448	$8,316	$9,083
Secondary offering related expenses	-	-	-	(393)
Share-based compensation expenses	(415)	(318)	(1,633)	(852)
GAAP net income	$1,135	$1,130	$6,683	$7,838

ENZYMOTEC LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(Unaudited)

	Three Months Ended December 31,		Year Ended December 31,
	2015	2014	2015	2014
	U.S. dollars in thousands (except per share data)
NET REVENUES	$13,269	$10,783	$50,391	$47,103
COST OF REVENUES *	5,116	4,480	19,635	18,316
GROSS PROFIT	8,153	6,303	30,756	28,787
OPERATING EXPENSES:
Research and development – net *	1,797	1,482	6,149	5,986
Selling and marketing *	3,660	1,774	11,425	8,034
General and administrative *	1,561	1,987	7,008	7,475
Total operating expenses	7,018	5,243	24,582	21,495
OPERATING INCOME	1,135	1,060	6,174	7,292
FINANCIAL EXPENSES (INCOME) – net	48	51	(471)	(499)
INCOME BEFORE TAXES ON INCOME	1,087	1,111	6,645	7,791
TAXES ON INCOME	(122)	(74)	(407)	(406)
SHARE IN PROFITS OF EQUITY INVESTEE	170	93	445	453
NET INCOME	$1,135	$1,130	$6,683	$7,838
OTHER COMPREHENSIVE INCOME (LOSS):
Currency translation adjustments	$(11)	$(69)	$(98)	$(202)
Unrealized gain (loss) on marketable securities	(180)	33	(159)	(125)
Cash flow hedge	(138)	(9)	(150)	328
Total comprehensive income	$806	$1,085	$6,276	$7,839
EARNINGS PER SHARE:
Basic	$0.05	$0.05	$0.30	$0.36
Diluted	$0.05	$0.05	$0.29	$0.34
WEIGHTED AVERAGE NUMBER OF ORDINARYY SHARES:
Basic	22,640,192	22,203,808	22,506,955	21,902,057
Diluted	23,406,151	22,994,892	23,282,865	23,210,573

* The above items are inclusive of the following share-based compensation expense:
Cost of revenues	$24	$26	$108	$51
Research and development - net	63	57	255	103
Selling and marketing	88	79	362	146
General and administrative	240	156	908	552
	$415	$318	$1,633	$852

ENZYMOTEC LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)

	December 31,	December 31,
	2015	2014
	U.S. dollars in thousands
A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	$21,987	$10,315
Short-term bank deposits and marketable securities	23,051	21,913
Accounts receivable:
Trade	14,956	13,433
Other	2,358	3,110
Inventories	21,815	21,572
Total current assets	84,167	70,343
NON-CURRENT ASSETS:
Investment in equity investee	1,499	1,152
Marketable securities	31,360	35,287
Intangibles, long-term deposits and other	1,116	1,200
Funds in respect of retirement benefits obligation	1,076	994
Total non-current assets	35,051	38,633
PROPERTY, PLANT AND EQUIPMENT:
Cost	40,796	38,237
Less - accumulated depreciation and amortization	11,088	8,963
	29,708	29,274
Total assets	$148,926	$138,250

Liabilities and shareholders' equity
CURRENT LIABILITIES:
Accounts payable and accruals:
Trade	$5,529	$5,259
Other	5,427	3,569
Total current liabilities	10,956	8,828
LONG-TERM LIABILITY -
Retirement benefits obligation	1,253	1,150
Total liabilities	12,209	9,978
SHAREHOLDERS' EQUITY:
Ordinary shares	58	57
Additional paid-in capital	124,243	122,075
Accumulated other comprehensive loss	(471)	(64)
Retained earnings	12,887	6,204
Total shareholders' equity	136,717	128,272
Total liabilities and shareholders' equity	$148,926	$138,250

ENZYMOTEC LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Year Ended December 31,
	2015	2014
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$6,683	$7,838
Adjustments required to reflect cash flows from operations:
Depreciation and amortization	2,327	2,308
Change in inventories	(243)	(9,629)
Change in accounts receivable	(881)	5,304
Change in accounts payable and accruals	2,300	(3,868)
Share in profits of equity investee	(445)	(453)
Share-based compensation expense	1,633	852
Change in other non-current assets	(304)	(141)
Change in retirement benefits obligation	91	(246)
Loss on sale of property, plant and equipment	37
Net cash provided by operating activities	11,198	1,965

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment and intangible asset	(2,869)	(6,361)
Change in bank deposits, net	2,995	(20,009)
Investment in marketable securities	(9,428)	(42,499)
Investment in equity investee		(92)
Proceeds from sale of marketable securities	9,299	5,285
Proceeds from sale of property, plant and equipment	11
Change in funds in respect of retirement benefits obligation	(70)	118
Net cash used in investing activities	(62)	(63,558)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of long-term bank loan		(4,200)
Exercise of stock option by employees	536	1,756
Issuance costs		(78)
Net cash provided by (used in) financing activities	536	(2,522)

NET CHANGE IN CASH AND CASH EQUIVALENTS	11,672	(64,115)

BALANCE OF CASH AND CASH EQUIVALENTS
AT BEGINNING OF PERIOD	10,315	74,430

BALANCE OF CASH AND CASH EQUIVALENTS
AT END OF PERIOD	$21,987	$10,315

Company Contact
Enzymotec Ltd.
Oren Bryan
Chief Financial Officer
Phone: +972747177177
ir@enzymotec.com

Investor Relations Contact (U.S.)
The Ruth Group
Tram Bui / Lee Roth
Phone: 646-536-7035 / 7012
tbui@theruthgroup.com
lroth@theruthgroup.com